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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

NATURAL RESOURCE PARTNERS L.P.

(Name of Issuer)

Common Units
Subordinated Units

(Title of Class of Securities)

Common: 63900P 10 3
Subordinated: 63900P 40 0

(CUSIP Number)

Wyatt L. Hogan
GP Natural Resource Partners LLC
601 Jefferson, Suite 3600
Houston, Texas 77002
Tel: (713) 751-7507

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 14, 2005

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

(Continued on following pages)

CUSIP No. Common CUSIP No. 63900P 10 3; Subordinated CUSIP No. 63900P 40 0

1.	Name of Reporting Person: Great Northern Properties Limited Partnership		I.R.S. Identification Nos. of above persons (entities only): 76-0380610

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☑
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO (see Item 3)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware, United States

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0 Common Units or Subordinated Units

		8.	Shared Voting Power:(1) 1,489,779 Common plus Subordinated Units; 652,731 Common Units; 837,048 Subordinated Units

		9.	Sole Dispositive Power: 0 Common Units or Subordinated Units

		10.	Shared Dispositive Power:(1) 1,489,779 Common plus Subordinated Units; 652,731 Common Units; 837,048 Subordinated Units

11.	Aggregate Amount Beneficially Owned by Each Reporting Person:(1) 1,489,779 Common plus Subordinated Units; 652,731 Common Units; 837,048 Subordinated Units

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row(11): 5.9% of Common plus Subordinated Units; 3.9% of Common Units; 9.8% of Subordinated Units

14.	Type of Reporting Person (See Instructions): IN / HC

(1)	The 837,048 Subordinated Units are convertible into an equal number of Common Units upon satisfaction of the conditions described in the Registration Statement on Form S-1 (File No. 333-86582), incorporated herein by reference.

CUSIP No. Common CUSIP No. 63900P 10 3; Subordinated CUSIP No. 63900P 40 0

1.	Name of Reporting Person: GNP Management Corporation		I.R.S. Identification Nos. of above persons (entities only): 76-0385099

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☑
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO (see Item 3)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware, United States

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0 Common Units or Subordinated Units

		8.	Shared Voting Power:(1) 1,489,779 Common plus Subordinated Units; 652,731 Common Units; 837,048 Subordinated Units

		9.	Sole Dispositive Power: 0 Common Units or Subordinated Units

		10.	Shared Dispositive Power:(1) 1,489,779 Common plus Subordinated Units; 652,731 Common Units; 837,048 Subordinated Units

11.	Aggregate Amount Beneficially Owned by Each Reporting Person:(1) 1,489,779 Common plus Subordinated Units; 652,731 Common Units; 837,048 Subordinated Units

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 5.9% of Common plus Subordinated Units; 3.9% of Common Units; 9.8% of Subordinated Units

14.	Type of Reporting Person (See Instructions): PN

(1)	The 837,048 Subordinated Units are convertible into an equal number of Common Units upon satisfaction of the conditions described in the Registration Statement on Form S-1 (File No. 333-86582), incorporated herein by reference.

THIS AMENDMENT NO. 1 RELATES TO THE SCHEDULE 13D ORIGINALLY FILED ON BEHALF OF THE REPORTING PERSONS WITH THE SECURITIES AND EXCHANGE COMMISSION (THE “COMMISSION”) ON OCTOBER 28, 2002.

Item 1.	Security and Issuer
     This statement on Schedule 13D is being filed by Great Northern Properties Limited Partnership and GNP Management Corporation (together, the “Reporting Persons”), which constitute a group under Rule 13d-5(b) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). This schedule relates to the common units representing limited partner interests (the “Common Units”) and This schedule relates to the common units representing limited partner interests (the “Common Units”) and Subordinated Units representing limited partner interests (the “Subordinated Units”) are convertible, of Natural Resource Partners L.P., a Delaware limited partnership (the “Partnership”), which has its principal executive offices at 601 Jefferson St., Suite 3600, Houston, Texas 77002.

Item 2.	Identity and Background
(a)	Name of Persons Filing this Statement (the “Reporting Persons”):
(1)	Great Northern Properties Limited Partnership, a limited partnership formed under the laws of the State of Delaware.

(2)	GNP Management Corporation, a corporation formed under the laws of the State of Delaware.
(b)	Business Address of Reporting Persons:
(1)	The principal business address of the Reporting Persons is P.O. Box 2827, 1035 Third Avenue, Suite 300, Huntington, West Virginia 25727.
(c)	Present Principal Occupation or Principal Business:
(1)	Great Northern Properties Limited Partnership engages in the leasing and acquisition of royalty-producing mineral properties.

(2)	GNP Management Corporation acts as the general partner of Great Northern Properties Limited Partnership.

     Pursuant to Instruction C to Schedule 13D of the Exchange Act, information regarding the directors and executive officers of GNP Management Corporation follows:
Board of Directors and Executive Officers of GNP Management Corporation

Principal Occupation /
Name	Business Address	Position	Employment
Corbin J. Robertson, Jr.	*	Director and Chairman of the Board	President, Chief Executive Officer Quintana Minerals Corporation and Chairman of the Board and Chief Executive Officer, GP Natural Resource Partners LLC.

S. Reed Morian	300 Jackson Hill, Houston, Texas 77007	Director	Chairman and CEO of Dixie Chemical Company

Ralph E. Bailey	American Bailey Financial Centre 695 East Main Street Stamford, CT 06901	Director	Chairman, American Bailey

Charles H. Kerr	*	Chief Executive Officer and President	***

Dwight L. Dunlap	*	Chief Financial Officer and Treasurer	***

Kevin Wall	**	Vice President and Chief Engineer	***

Wyatt Hogan	*	Secretary and General Counsel	***

*	The business address of the executive officers and directors listed above is 601 Jefferson, Suite 3600, Houston, Texas 77002.

**	The business address of the executive officers and directors listed above is P.O. Box 2827, 1035 Third Avenue, Suite 300, Huntington, West Virginia 25727.

***	The principal occupation of the executive officers and directors listed above is their position or positions as an executive officer and/or director of GP Natural Resource Partners LLC, the general partner of the general partner of the Partnership and, if applicable, other affiliates of the Partnership.
     (d)  None of the entities or persons identified in this Item 2 has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
     (e)  None of the entities or persons identified in this Item 2 has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration
     Great Northern Properties Limited Partnership acquired beneficial ownership of 607,352 Common Units and 1,116,065 Subordinated Units on October 17, 2002 in exchange for the contribution of equity interests in an affiliated entity of the Partnership in connection with the Partnership’s initial public offering. GNP Management Corporation owns the general partner interest in Great Northern Properties Limited Partnership and, as such, may be deemed to beneficially own the Common and Subordinated Units acquired by that entity.
     On November 20, 2002, Great Northern Properties Limited Partnership subsequently purchased 66,353 Common Units at a per Unit price of $20 upon the expiration of the underwriters’ over-allotment option, as described in the Registration Statement on Form S-1, as amended (File No. 333-86582), incorporated herein by reference (the “Registration Statement”).
     On November 18, 2004, Great Northern Properties Limited Partnership sold 300,000 Common Units at a per Unit price of $50.
     Due to the satisfaction of certain subordination tests described in the Registration Statement, on November 14, 2005, 25% of the Subordinated Units held by Great Northern Properties Limited Partnership (279,017 Subordinated Units) converted into 279,016 Common Units. One Subordinated Unit was converted to cash in lieu of a Common Unit because the conversion would have resulted in a fractional number of units.

Item 4.	Purpose of Transaction
     The Reporting Persons acquired the Common Units reported herein solely for investment purposes. The Reporting Persons may make additional purchases of Common Units either in the open market or in private transactions depending on the Partnership’s business, prospects and financial condition, the market for the Common Units, general economic conditions, money and stock market conditions and other future developments.

Item 5.	Interest in Securities of the Issuer

(a)	(1)	Great Northern Properties Limited Partnership is the record and beneficial owner of an aggregate of 1,489,779 Common and Subordinated Units, consisting of 652,731 Common Units and 837,048 Subordinated Units that are convertible into an equal number of Common Units upon satisfaction of the conditions described in the Registration Statement. Based on calculations made in accordance with Rule 13d-3 of the Exchange Act and there being a total of 16,825,305 Common Units and 8,515,228 Subordinated Units outstanding, Great Northern Properties Limited Partnership’s holdings represent 3.9% of the Common Units, 9.8% of the Subordinated Units and 5.9% of all outstanding Common and Subordinated Units.

	(2)	GNP Management Corporation does not directly own any units. In its capacity as general partner of Great Northern Properties Limited Partnership, GNP Management Corp. may, pursuant to Rule 13d-3 of the

Exchange Act, be deemed to be the beneficial owner of 1,489,779 Common and Subordinated Units, consisting of 652,731 Common Units and 837,048 Subordinated Units. These holdings represent 3.9% of the Common Units, 9.8% of the Subordinated Units and 5.9% of all outstanding Common and Subordinated Units.
     (b)  The information set forth in Items 7 through 11 of the cover pages hereto is incorporated herein by reference.
     (c)  Not Applicable.
     (d)  Not applicable.
     (e)  Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
     The Common Units acquired by the Reporting Persons were acquired in a private placement and are restricted securities. Certain transfer restrictions, voting rights of the Reporting Persons and registration rights granted by the Partnership and to which the Partnership is entitled are set forth in the First Amended and Restated Agreement of Limited Partnership of Natural Resource Partners L.P., dated as of October 17, 2002, (incorporated by reference to Exhibit 3.2 of the Annual Report on Form 10-K for the year ended December 31, 2002), and as amended on December 8, 2003, (incorporated by reference to Exhibit 4.2 to the Registration Statement on Form S-3, dated December 23, 2003, File No. 333-111532), on August 2, 2005 (incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K filed on August 3, 2005) and on August 2, 2005 (incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K filed on October 20, 2005).
     The Common Units owned by Great Northern Properties Limited Partnership are pledged to Bank of America under the Pledge Agreement (NRP Interests) dated as of October 15, 2003 between Great Northern Properties Limited Partnership and Bank of America.

Item 7.	Material to Be Filed as Exhibits

Exhibit 10.1:	Registration Statement on Form S-1 for Natural Resource Partners L.P. (File No. 333-86582) incorporated herein by reference.

Exhibit 99.1:	Joint Filing Agreement among the parties regarding filing of Schedule 13D, dated October 28, 2002 incorporated by reference to Exhibit 99.1 to Schedule 13D filed October 28, 2002.

Signature
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 29, 2005	GREAT NORTHERN PROPERTIES LIMITED PARTNERSHIP

	By:	GNP Management Corporation, Its General Partner

	By:	/s/ Corbin J. Robertson, Jr

Corbin J. Robertson, Jr. Chairman

Signature
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 29, 2005	GNP MANAGEMENT CORPORATION

	By:	/s/ Corbin J. Robertson, Jr

Corbin J. Robertson, Jr. Chairman

EXHIBIT INDEX

Exhibit 10.1:	Registration Statement on Form S-1 for Natural Resource Partners L.P. (File No. 333-86582) incorporated herein by reference.

Exhibit 99.1:	Joint Filing Agreement among the parties regarding filing of Schedule 13D, dated October 28, 2002 incorporated by reference to Exhibit 99.1 to Schedule 13D filed October 28, 2002.